UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 1-8198

                          HOUSEHOLD INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                                2700 SANDERS ROAD
                        PROSPECT HEIGHTS, ILLINOIS 60070
                                 (847) 564-5000
     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                      COMMON STOCK, PAR VALUE $1 PER SHARE
 (AND ASSOCIATED SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                          5% CUMULATIVE PREFERRED STOCK
                        $4.50 CUMULATIVE PREFERRED STOCK
                        $4.30 CUMULATIVE PREFERRED STOCK
  DEPOSITARY SHARES (EACH REPRESENTING ONE-FORTIETH SHARE OF 8-1/4% CUMULATIVE
          PREFERRED STOCK, SERIES 1992-A, NO PAR $1,000 STATED VALUE) DEPOSITARY SHARES (EACH REPRESENTING ONE-FORTIETH SHARE OF 7.50% CUMULATIVE
          PREFERRED STOCK, SERIES 2001-A, NO PAR $1,000 STATED VALUE) DEPOSITARY SHARES (EACH REPRESENTING ONE-FORTIETH SHARE OF 7.60% CUMULATIVE
          PREFERRED STOCK, SERIES 2002-A, NO PAR $1,000 STATED VALUE) DEPOSITARY SHARES (EACH REPRESENTING ONE-FORTIETH SHARE OF 7-5/8% CUMULATIVE
          PREFERRED STOCK, SERIES 2002-B, NO PAR $1,000 STATED VALUE)

            (Title of each class of securities covered by this Form)

             8.875% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS GUARANTEE OF 8.25% PREFERRED SECURITIES OF HOUSEHOLD CAPITAL TRUST I GUARANTEE OF 7.25% PREFERRED SECURITIES OF HOUSEHOLD CAPITAL TRUST IV GUARANTEE OF 10.00% PREFERRED SECURITIES OF HOUSEHOLD CAPITAL TRUST V GUARANTEE OF 8.25% PREFERRED SECURITIES OF HOUSEHOLD CAPITAL TRUST VI
     GUARANTEE OF 7.50% PREFERRED SECURITIES OF HOUSEHOLD CAPITAL TRUST VII

       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)         [X]               Rule 12h-3(b)(1)(i)            [X]
Rule 12g-4(a)(1)(ii)        [ ]               Rule 12h-3(b)(1)(ii)           [ ]
Rule 12g-4(a)(2)(i)         [ ]               Rule 12h-3(b)(2)(i)            [ ]
Rule 12g-4(a)(2)(ii)        [ ]               Rule 12h-3(b)(2)(ii)           [ ]
                                              Rule 15d-6                     [ ]

 Approximate number of holders of record as of the certification or notice date:
                                    0 (NONE)

         Pursuant to the requirements of the Securities Exchange Act of 1934, Household International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: March 28, 2003
                                       HOUSEHOLD INTERNATIONAL, INC.



                                       By: /s/ John W. Blenke
                                           -------------------------------------
                                           John W. Blenke
                                           Vice President, Group General Counsel
                                           and Assistant Secretary